www.lilly.com
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
VIA EDGAR
January 8, 2010
Ms. Dana Hartz
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference:	Eli Lilly and Company Form 10-K for the Fiscal year Ended December 31, 2008 File No. 001-06351
Dear Ms. Hartz:
Eli Lilly and Company (Lilly) submits this response to our conversation on January 7, 2010 regarding our Form 10-K for the year ended December 31, 2008. The comment you provided to us in that discussion was as follows:
Please confirm that you will name, in future filings, the three products that make up the 81 percent of the remaining value of the In-process Research and Development (IPR&D) acquired from ImClone:
We confirm that future filings will include the names of the three products that make up the 81 percent of the remaining value of the IPR&D acquired from ImClone.
If you have any questions or require additional information, please contact me at (317) 276-2024.
Sincerely,
/s/Arnold C. Hanish
Arnold C. Hanish
Vice President, Finance,
   and Chief Accounting Officer
Eli Lilly and Company